Exhibit 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:
Camellia So	Investor Relations Department
Tel: (852) 2555-5021	Tel: (852) 2555-4777
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com
Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:
James W.W. Strachan	Kirsten Chapman & Timothy Dien
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: tdien@lhai.com

Global Sources joint venture eMedia Asia Limited acquires 70% interest in
China’s largest optoelectronics expo

Transaction further complements Global Sources’ end-to-end media offerings for the electronics industry

HONG KONG, Dec. 30, 2009 – Global Sources (NASDAQ: GSOL) announced eMedia Asia Limited, a joint venture between Global Sources (60%) and United Business Media (40%), acquired a 70% interest in the China International Optoelectronic Expo (CIOE) from United Business Media for a net cash consideration of approximately US$5 million. The remaining 30% interest in CIOE continues to be retained by the other current joint venture co-owner, Shenzhen Herong Exhibition Industrial Co., Ltd.

CIOE is China’s largest optoelectronics event. Established in 1999, it is held annually in Shenzhen, a key optoelectronics industry center in China. The event covers all aspects of the segment, including laser and infrared applications, precision optics, optical communications and LEDs. The 2010 event is scheduled to be held from September 6th to 9th. The 2009 event hosted over 2100 exhibitors.

Global Sources’ chairman and CEO, Merle A. Hinrichs, said: “Optoelectronics is an exciting growth market that is core to China’s electronic product development. According to the China Optics and Optoelectronic Manufacturers Association (COEMA), the production value of China’s optoelectronics industry is expected to increase to US$45 billion by 2010, or 10% of the global market share. With its majority interest in CIOE, eMedia’s portfolio of media products for the Chinese electronic engineering community further complements Global Sources’ own multi-channel media network that is relied upon by more than 500,000 professionals throughout China’s electronics industry. We believe this network, combined with our extensive presence in China, has great potential to contribute to CIOE’s growth and success in the years ahead.”

Global Sources’ portfolio of trade show brands includes China’s largest event for electronic systems design, International IC-China Conference & Exhibition, which is co-located with Components Zone, the leading electronic design print and online networks, EE Times-China and Electronic Design-China, and Electronics Supply & Manufacturing-China which extends complete industry information to China’s procurement managers in print, online and via component cataloging.

About eMedia Asia Limited

eMedia Asia Limited is a joint venture between Global Sources (60%) and United Business Media’s EETimes Group (40%).

eMedia Asia  provides 500,000-plus technology decision-makers throughout Asia and China with access to a multichannel media network. Through its technical events, publications and online network, eMedia Asia leads in providing the region’s electronics community with the business and technical information they need to remain competitive.

About Global Sources

Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business uses English-language media to facilitate trade from Greater China to the world. The other business segment utilizes Chinese-language media to enable companies to sell to, and within Greater China.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 854,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 240 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 4.5 million products and more than 247,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 12 specialized trade shows which run 30 times a year across 10 cities.

Suppliers receive more than 96 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 39 years. Global Sources' network covers more than 60 cities worldwide. In mainland China, Global Sources has about 2,500 team members in more than 40 locations, and a community of over 1 million registered online users and magazine readers for its Chinese-language media.

About United Business Media

UBM focuses on two principal activities: worldwide information distribution, targeting and monitoring; and, the development and monetisation of B2B communities and markets. UBM’s businesses inform markets and serve professional commercial communities - from doctors to game developers, from journalists to jewellery traders, from farmers to pharmacists – with integrated events, online, print and business information products. Our 6,400 staff in more than 30 countries are organised into specialist teams that serve these communities, bringing buyers and sellers together, helping them to do business and their markets to work effectively and efficiently.

For more information, go to www.ubm.com